

07007358

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67295

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/10/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Source Partners, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Jericho Turnpike, Suite 102
(No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Francis P. Anderson — 516-806-2050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ganer, Grossbach & Ganer CPA P.C.
(Name – *if individual, state last, first, middle name*)

1995 Broadway	New York	New York	10023
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis P. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Source Partners, LLC., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public March 28, 2007

LEONARD E. ANDERSON
Notary Public, State of New York
No. 01AN5027026
Qualified in Nassau County
Term Expires May 2, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Internal control report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


GANER
GROSSBACH
+ GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1995 Broadway, 16th Floor
New York, New York 10023
(212) 873-1472
FAX (212) 580-1583
www.gggcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Equity Source Partners, LLC.

We have audited the accompanying statement of financial condition of Equity Source Partners, LLC. as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the period August 10, 2006 (inception) through December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Source Partners, LLC., as of December 31, 2006, and the results of its operations and its cash flows for the period August 10, 2006 (inception) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ganer Grossbach + Ganer

March 16, 2007

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash and equivalents	$	70,720
Accounts receivable		19,807
Due from affiliate		1,794
Prepaid expenses		9,227
TOTAL CURRENT ASSETS		101,548
PROPERTY AND EQUIPMENT, at cost less accumulated depreciation of $ 1,465		15,445
OTHER ASSETS		
Securities owned, not readily marketable		11,000
TOTAL ASSETS	$	127,993

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	17,065
MEMBER'S EQUITY		110,928
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	127,993

The accompanying notes are an integral part of these financial statements.

GANER GROSSBACH GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF INCOME

FOR THE PERIOD AUGUST 10, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

REVENUES	
Investment banking and fees	$ 1,068,807
Gain on investment	1,000
TOTAL REVENUES	1,069,807
EXPENSES	
Advertising	3,796
Dues and subscriptions	913
Fees	9,614
Insurance	36,523
Office	11,347
Professional fees	64,360
Rent	12,888
Repairs and maintenance	684
Salaries	78,325
Payroll taxes	7,705
Telephone	5,172
Travel and entertainment	6,925
Depreciation	1,465
Contributions	450
TOTAL EXPENSES	240,167
NET INCOME	$ 829,640

The accompanying notes are an integral part of these financial statements.

GANER GROSSBACH GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD AUGUST 10, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

Member's Equity - August 10, 2006	$	80,088
Contribution		0
Distribution		(798,800)
Net income		829,640
Member's Equity - December 31, 2006	$	110,928

The accompanying notes are an integral part of these financial statements.

GANER GROSSBACH GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD AUGUST 10, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	829,640
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		1,465
Changes in operating assets and liabilities:		
Accounts receivable		(19,807)
Prepaid expenses		(9,227)
Due from affiliate		(1,794)
Accrued expenses		17,065
Net cash provided by operating activities		817,342
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of securities		(11,000)
Purchases of fixed assets		(9,003)
Net cash provided (used) by investing activities		(20,003)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Equity distribution		(798,800)
Net cash provided (used) by financing activities		(798,800)
Net increase (decrease) in cash		(1,461)
Cash - August 10, 2006		72,181
Cash - December 31, 2006	$	70,720
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for:		
Interest	$	0
Taxes	$	0

The accompanying notes are an integral part of these financial statements.

GANER GROSSBACH GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 1: ORGANIZATION

Equity Source Partners, LLC (the Company) was formed on February 01, 2006 to conduct business as a broker-dealer in securities. The Company commenced business on August 10, 2006 when the National Association of Securities (NASD) approved the application.

The Company is registered with the Securities and Exchange Commission (SEC) and a member of the (NASD).

The Company is wholly owned subsidiary by ESP Holdings, LLC (Parent).

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged in a single line business as a securities broker-dealer, which includes investment banking and investment advisory fees earned from the sale of private placements of securities on a best efforts basis and the sale of tax shelters and limited partnerships in primary distributions. The Company does not hold customer funds or safe keep customer securities. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule).

Development Stage
During the period from February 1, 2006 to August 9, 2006, the Company incurred startup expenses of $28,912, purchased furniture of $7,907 and received contributions to capital of $109,000.

Securities Transactions
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking
Investment banking revenues include fees earned, net of expenses, arising from the placement of private securities where the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on the offering date, when services are rendered, and when income is reasonably determinable.

Investment Advisory Income
Investment advisory fees are recognized when services are rendered and income is earned.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company is not subject to income taxes, and since it is a single member LLC, it is a disregarded entity for tax purposes. Accordingly, the sole member of the Company reflects the realized income or loss on its income tax returns.

Cash Balances
For purposes of the financial statements, the Company considers all short-term debt securities purchased with a maturity date of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are carried at cost. Depreciation and amortization are calculated using straight line methods over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to expense as incurred.

Advertising
The Company expenses advertising costs as incurred. Advertising for the year ended December 31, 2006 was $3,795.

NOTE 3: DUE FROM AFFILIATE

Payroll, rent and certain overhead expenses of the Company were paid by the Parent, an entity that is owned by managers of the Company, and then fully reimbursed by the Company. In consideration, the Company prepaid a monthly estimate of the expenses for the succeeding month to the Parent. At December 31, 2006, the Company was owed $1,794.

NOTE 4: SECURITIES OWNED, NOT READILY MARKETABLE

The Company received 500,000 shares of restricted stock in a privately held company, valued at $10,000, for part of a fee earned by the Company. At December 31, 2006, these shares were valued at $11,000.

NOTE 5: NET CAPITAL REQUIREMENT

The Company is subject to SEC Rule 15c3-1(a) (2) (vi) (the Net Capital Rule) which requires that they maintain a minimum net capital requirement of $5,000 and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $53,655, which was $ 48,655 in excess of its required net capital of $5,000. The Company's aggregated indebtness amounted to $17,065. The Company's net capital ratio was 0.32 to 1.

NOTE 6: PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Equipment	$ 9,003
Furniture and fixtures	7,907
	16,910
Less: Accumulated depreciation	1,465
Property and equipment at net book value	$ 15,445

Depreciation expense was $1,465 in 2006.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities from ESP Holdings, LLC (Parent) under an operating lease, which expires April 30, 2009. Minimum annual lease payments, exclusive of future escalations, are as follows:

Year	
2007	$ 39,696
2008	41,284
2009	13,940
	$ 94,920

Rent expense charged to operations in 2006 was $ 12,888.

EQUITY SOURCE PARTNERS, LLC.

SUPPLEMENTAL MATERIAL

AS OF DECEMBER 31, 2006

EQUITY SOURCE PARTNERS, LLC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 AND RECONCILIATION WITH COMPANY'S COMPUTATION

AS OF DECEMBER 31, 2006

Net Capital		
Total member's equity	$	110,928
Deduct member's equity not allowable for net capital		0
Total member's equity qualified for net capital		110,928
Deductions and/or charges		
Non-allowable assets		
Accounts receivable		19,807
Prepaid expenses		9,227
Securities owned		11,000
Due from affiliate		1,794
Furniture and equipment, net		15,445
Total Deductions		57,273
Net Capital before Haircut		53,655
Haircut		0
Net capital	$	53,655
Computation of basic net capital requirement		
6.667% of aggregate indebtedness	$	1,138
Minimum dollar net capital required	$	5,000
Excess net capital	$	48,655
Excess net capital at 1000%	$	51,948
Computation of aggregate indebtedness		
Accrued expenses	$	17,065
Total aggregate indebtedness	$	17,065
Ratio: Aggregate indebtedness to net capital		0.32 to 1

Reconciliation with the Company's Computation
(included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 64,863
Audit adjustments	
-Additional accrued expenses	(11,708)
-Reclass of furniture and equipment	500
Net capital, as audited	$ 53,655

GANER GROSSBACH + GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

EQUITY SOURCE PARTNERS, LLC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

AS OF DECEMBER 31, 2006

The Company claims exemption from the requirements of SEC Rule 15c-3-3, under Section (k)(2)(i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c-3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2006.



1995 Broadway, 16th Floor
New York, New York 10023
(212) 873-1472
FAX (212) 580-1583
www.gggcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Equity Source Partners, LLC.

In planning and performing our audit of the financial statements and supplemental schedules of Equity Source Partners, LLC (the Company), for the period August 10, 2006 (inception) through December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following activities:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the

To the Board of Directors of
Equity Source Partners, LLC.

expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices andprocedures,

To the Board of Directors of
Equity Source Partners, LLC.

as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Ganer Grossbach + Ganer
New York, New York
March 16, 2007

END